SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €0.03 per share

American Depositary Shares, each representing one ordinary share, nominal value €0.03 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTCOAM0009)
American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

Nuno Vieira

Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

John C. Ericson

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY  10017

+1 (212) 455-2000

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.                                      Announcement by Portugal Telecom, SGPS, S.A., dated December 8, 2014, “Material fact disclosed by Oi,” attaching the Material Fact Notice of Oi, S.A., dated December 8, 2014, “Oi S.A. Board of Directors Approval of the Sale of Shares of PT Portugal to Altice S.A.”

IMPORTANT NOTICE

The attached communications have been made public by Portugal Telecom, SGPS, S.A. (the “Company”).  Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials may contain forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company’s business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the SEC.